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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2007


                        Commission File Number: 000-11743




                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X     Form 40-F
                                     ---              ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No  X
                                     ---       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

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                              WACOAL HOLDINGS CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Announcement Regarding Acquisition of Shares and Share Repurchase
through ToSTNeT-2                                                             3

Signature                                                                     4

Exhibit Index                                                                 5

Exhibit 1  Announcement Regarding Acquisition of Shares
           and Share Repurchase through ToSTNeT-2                             6

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                  Announcement Regarding Acquisition of Shares
                     and Share Repurchase through ToSTNeT-2


On February 23, 2007, we announced that our board of directors resolved to acquire shares of our stock. Attached as Exhibit 1 hereto is an English translation of the announcement.

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         WACOAL HOLDINGS CORP.
                                         (Registrant)



                                         By: /s/ Ikuo Otani
                                             --------------------------------
                                             Ikuo Otani
                                             General Manager, Corporate Planning


Date: February 23, 2007

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                                  EXHIBIT INDEX


                                                                       Page
                                                                       ----
Exhibit 1    Announcement Regarding Acquisition of Shares and Share
             Repurchase through ToSTNeT-2                                6

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                                    EXHIBIT 1

                              (English Translation)
                                                               February 23, 2007

To whom it may concern:

                                 WACOAL HOLDINGS CORP.
                                 Yoshikata Tsukamoto, Representative Director
                                 (Code Number:  3591)
                                 (Tokyo Stock Exchange, First Section)
                                 (Osaka Securities Exchange, First Section)
                                 Ikuo Otani, General Manager, Corporate Planning (Telephone: 075-682-1010)


                  Announcement Regarding Acquisition of Shares
                     and Share Repurchase through ToSTNeT-2

     Wacoal Holdings Corp. (the "Company") announced that it was resolved at a meeting of its board of directors held on February 23, 2007 that the Company will acquire shares of its stock as described below pursuant to the provisions of Paragraph 1, Article 459 of the Corporate Law.


                                      NOTE


1.   Reason for acquisition of shares:

     To implement increased flexibility with respect to capital.


2.   Method of acquisition:

     The Company will place purchase orders for shares of its stock through ToSTNeT-2 (the Tokyo Stock Exchange Trading Network System) (closing price orders) at 8:45 A.M. on February 26, 2007, for 1,601 yen per share, which is the closing price today, February 23, 2007 (there will be no change to other trading methods or trading times). The purchase orders will only be placed at such time.


3.   Details of acquisition:

     (1)  Type of shares to be acquired            Common stock of the Company
     (2)  Total number of shares to be acquired    500,000 shares (0.35% of issued shares)

          Note 1: There will be no change to the number of shares to be acquired. Depending on market trends, the Company may not acquire some or all of the shares.
          Note 2: Purchases will be made subject to the receipt of sell orders that correspond to the number of shares to be acquired.
          Note 3: Aggregate acquisition price - 800,500,000 yen


4.   Announcement of the result of acquisition:

     The result of the acquisition will be announced after the transaction has closed, which is scheduled for February 26, 2007 at 8:45 A.M.

(Reference) The Company's treasury stock holdings as of January 31, 2007 were as follows:
            Total number of issued shares (excluding treasury stock)   141,079,582 shares
            Shares held as treasury stock                                2,937,103 shares

                                                                         - End -

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